

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 22, 2016

Via E-mail
Jeffrey Carlson
General Counsel
First Hartford Corporation
149 Colonial Road
Manchester, Connecticut 06042

      Re: First Hartford Corporation
             Form 10-K for Fiscal Year Ended April 30, 2015
             Filed August 5, 2015
             File No. 000-08862

Dear Mr. Carlson:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 2. Properties, page 5

1. In future Exchange Act periodic reports, please clarify the amount of property you hold for development and disclose anticipated completion dates, costs incurred to date and budgeted costs. For completed developments, disclose development costs per square foot and clarify whether you have included leasing costs. For material amounts of land, discuss the amount of development the land could support.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Ken B. Lerman, Esq.